SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 000-20699

A. Full title of the plan:

DataTRAK International, Inc.
Retirement Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

DATATRAK International, Inc.
6150 Parkland Blvd., Suite 100
Mayfield Heights, Ohio 44124

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DataTRAK International, Inc. Retirement Savings Plan

December 31, 2001 and 2000 and Year ended December 31, 2001
with Independent Accountant's Compilation Report

DataTRAK International, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and
Year ended December 31, 2001

Contents

Independent Accountants' Compilation Report

Plan Administrator of DataTRAK
International, Inc. Retirement Savings Plan

We have compiled the accompanying statements of net assets available for benefits of the DataTRAK International, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 21, 2002

DataTRAK International, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits (Unaudited)

	December 31			
	2001		2000	
Assets				
Cash, non-interest bearing	$	**27**	$	27
Investments		**381,440**		383,604
Employee contribution receivable		**5,700**		5,428
Net assets available for benefits	$	**387,167**	$	389,059

See accountants' compilation report.

DataTRAK International, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year ended December 31, 2001

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (31,490)
Interest and dividend income	7,225
	(24,265)
Employee contributions	96,977
Total additions	72,712
Deductions	
Allocation of INTRUST cash trust fund shortage	73,175
Administrative fees	1,429
Total deductions	74,604
Net decrease	(1,892)
Net assets available for benefits at beginning of year	389,059
Net assets available for benefits at end of year	$ 387,167

See accountants' compilation report.

1. Description of the Plan

The following description of the DataTRAK International, Inc. Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan which covers all full-time employees of DATATRAK International, Inc. (the Company and Plan Sponsor) who have completed six months of service and part-time employees who have completed one year of service and attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, limited to the maximum permitted by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to any of the investment options provided by the Plan's trustee. Participants may change their investment options daily.

The Company may make discretionary matching, profit sharing and/or special contributions to the Plan. Company contributions are allocated to those participants who are credited with at least 1,000 hours of service in the Plan year and who are active participants on the last day of the Plan year. There were no Company contributions made during the year ended December 31, 2001.

Payment of Benefits

A retired, disabled, or terminated participant, or the beneficiary of a deceased participant, may elect to receive an amount equal to the value of the participant's vested interest in his or her account in the form of a lump-sum payment or in a series of installments over the life expectancy of the participant or the joint life expectancies of the participant and the participant's beneficiary.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company contribution at a rate of 20 percent per year beginning after one year of service, becoming 100 percent vested after five years of service. Participants who attain normal retirement age, or who terminate due to death or disability, become 100 percent vested.

If a participant incurs five consecutive one-year breaks in service or elects to receive a distribution of their vested accounts at date of severance (other than retirement, death, or disability), the non-vested balance in the participant's account shall be used to reduce future employer contributions.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's discretionary matching and profit-sharing contributions, if any, Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on the participant's compensation or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate comparable to the rate charged by a commercial lender for a similar loan. Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the assets of the Plan will be distributed to participants based on the amounts in the respective participants' accounts.

See accountants' compilation report.

1. Description of the Plan (continued)

Plan Administration

On April 14, 2000, the Commissioner of Banks and Real Estate for the State of Illinois, after discovering substantial cash trust fund shortgage, placed Independent Trust Corporation (INTRUST), the trustee of the Plan through April, 2000, in receivership proceedings in the Circuit Court of Cook County, Illinois, Chancery Division (the Court). The Court appointed receiver took possession and control of INTRUST's assets, including the investments of the Plan and operations as of April 14, 2000. Millenium Trust Company, LLC (Millenium), became the successor trustee for the INTRUST accounts. In accordance with the Court's Final Order Allocating Cash Trust Fund Shortage entered on March 1, 2001, the Court determined that the cash trust fund shortgage attributable to the Plan was $73,175. The Plan paid the cash trust fund shortage to Millenium in May 2001 and received a Receivership Certificate, payable from the INTRUST estate, for the shortage allocation amount paid by the Plan. It is not possible at this time to determine the amount, if any, or timing of distributions that may be made on the Receivership Certificate from the INTRUST estate. Accordingly the Receivership Certificate has been valued at zero in the statement of net assets available for benefits at December 31, 2001.

The Principal Group (Principal) assumed the management and administration of the Plan, effective May 1, 2000. Contributions deposited with INTRUST subsequent to April 14, 2000 were returned to the Company. These funds were deposited with Principal or returned to the employees as taxable income, at the employee's option.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

See accountants' compilation report.

2. Significant Accounting Policies (continued)

Investments

Investments are all fully participant directed. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Money market and common trust funds are stated at fair value as determined by the trustee. DATATRAK International, Inc. common stock and securities traded on a national exchange are valued at the quoted market price at year end in an active market. Pooled separate accounts are valued at the redemption value of units held by the Plan at year-end.

The guaranteed interest accounts are stated at contract value, which approximates fair value. The crediting interest rate on the guaranteed interest accounts ranged from 4.63% to 6.34% at December 31, 2001 and was 6.34% at December 31, 2000. The average yield on the guaranteed interest accounts was 5.8% for 2001 and 4.8% for 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See accountants' compilation report.

0205-0305961

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31 2001	December 31 2000
Aim Constellation Fund A	$ **47,453**	$ 80,361
Aim Value Fund A	**55,804**	83,153
American Funds–American Balanced Fund	**31,126**	34,453
American Funds–Bond Fund of America	**27,561**	33,293
Federated Capital Preservation Fund	**27,625**	33,989
Principal Bond and Mortgage	**20,522**	
DATATRAK International, Inc. Common Stock		20,413

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Net Depreciation in Fair Value of Investments
Pooled separate accounts	**$ (7,799)**
Shares of registered investment companies	**(22,512)**
DATATRAK International, Inc. common stock	**(1,179)**
	$ (31,490)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 9, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

See accountants' compilation report.

0205-0305961

5. Transactions with Parties-in Interest

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. At December 31, 2001 and 2000, the Plan held 7,285 shares of Company common stock with a fair value of $19,234 and $20,413, respectively.

6. Subsequent Event

On May 20, 2002, the Plan liquidated all assets which were held by Millenium, with the exception of DATATRAK International, Inc. common stock, and the respective funds were invested in corresponding Principal funds. Millenium will remain the custodian for the Receivership Certificate.

See accountants' compilation report.

DataTRAK International, Inc. Retirement Savings Plan

EIN: 34-1685364 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
DATATRAK International, Inc.		
Common Stock*	7,285 shares	$ 19,234
INTRUST Receivership Certificate		-
Millennium Trust Corporation*:		
Aim Constellation Fund A	2,147 shares	47,453
Aim Value Fund A	5,134 shares	55,804
American Funds—American Balanced Fund	1,964 shares	31,126
American Funds—Bond Fund of America	2,155 shares	27,561
Federated Capital Preservation Fund	2,763 shares	27,625
Franklin Mutual Beacon Fund	1,007 shares	13,100
Templeton Foreign Fund A	432 shares	3,994
Money Market Account	14,410 units	14,410
Principal Life Insurance Company*:		
Guaranteed Interest Account	December 31, 2004; 6.34%	1,634
Guaranteed Interest Account	December 31, 2005; 4.63%	2,209
Money Market	123 units	5,278
Bond and Mortgage	35 units	20,522
American Century Income & Growth	1,334 units	16,246
American Century Select	211 units	2,766
American Century Ultra	676 units	10,767
Janus Adv Cap Appreciation	213 units	4,594
Large Cap Stock Index	411 units	16,815
Putnam High Yield TII	209 units	2,045
American Century Small Cap Value	415 units	7,687
Fidelity Adv Small Cap	601 units	10,939
Invesco Leisure	7 units	465
Janus Advisor Aggressive Growth	1,142 units	17,754
Fidelity Adv Overseas	319 units	6,260
International Emerging Markets	1,131 units	15,152
Total investments		$ 381,440

* Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DataTRAK International, Inc.
Retirement Savings Plan

Date: 6/28/02

Terry C. Black,
Vice – President of Finance and Chief Financial Officer
DATATRAK International, Inc. (Plan Sponsor)

Exhibit Index

Exhibit No.	Description	Page
23	Consent of Independent Accountants	16

Exhibit 23

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-26251) pertaining to the DataTRAK International, Inc. Retirement Savings Plan of our report dated June 21, 2002, with respect to the financial statements and schedule of the DataTRAK International, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 26, 2002